Exhibit 12 - Ratio of Earnings to Fixed Charges

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Income from Continuing Operations, net of tax	$133.0	$168.4	$116.5	$58.5	$28.2
Income tax expense	52.9	8.6	12.8	72.5	1.1
Interest expense	18.1	18.2	19.3	11.5	13.6
Portion of rental expense deemed interest	45.0	43.1	41.7	27.0	22.0
Total earnings	$249.0	$238.3	$190.3	$169.5	$64.9
Fixed Charges:
Interest expense	$18.1	$18.2	$19.3	$11.5	$13.6
Portion of rental expense deemed interest	45.0	43.1	41.7	27.0	22.0
Total fixed charges	$63.1	$61.3	$61.0	$38.5	$35.6

Ratio of Earnings to Fixed Charges	3.9	3.9	3.1	4.4	1.8